June 22, 2007

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549

Re:                               NIC Inc.
File No. 000-26621
Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Woody:

We are in receipt of your letter of June 12, 2007, providing a comment on NIC Inc.’s (the “Company” or “NIC”) Form 10-K for the year ended December 31, 2006.  The Company’s detailed response to the Staff’s comment is discussed below.

Form 10-K for the year ended December 31, 2006

Financial Statements

2. Summary of Significant Accounting Policies

Revenue recognition

Portal revenues, page 49

1.                                       We note from your disclosure that the Company recognizes revenue received from providing outsourced government portal services net of transaction fees due to the government.  Furthermore, we note that the Company presents amounts due to government agencies on a gross basis on your balance sheet based on the fact that the Company is the primary obligor in the transaction.  Since it appears the Company is the primary obligor in these transactions, explain to us how you determined that the revenues should not be reported on a gross basis.  Explain to us how your policy complies with the guidance provided in EITF 99-19.

Response:  The Company determined that its transaction-based portal revenues should be reported on a net basis by considering the various indicators of gross and net reporting set forth in EITF 99-19 and applying them to the Company’s fact pattern and to the key terms and conditions of its state government contracts for outsourced portal services.  While all of the indicators listed in EITF 99-19 were considered, only the indicators which were considered to be most applicable to the Company’s fact pattern are discussed herein.

Because the government, not the Company, maintains the contractual relationship with the customer, the government is the primary obligor in these transactions.  The typical contract between the government and the customer clearly stipulates that the counterparty to the agreement is the government and that the Company is acting on the government’s behalf.  Ultimately, the customer believes he or she is transacting with the government and not the

Company.  It was this primary obligor indicator that was most influential in the Company’s decision to report its revenues on a net basis.

Further, the amount the Company earns (and retains) for each transaction is typically a fixed amount or a stated percentage of the amount billed to a customer, and is the equivalent of a fee for services performed.  These fees are set in advance by negotiation with government agencies and are typically approved by the government or a government sanctioned oversight body.  This fact was also a strong indicator of net reporting.

The primary indicator in EITF 99-19 pointing to gross reporting is credit risk.  The Company is contractually obligated to assume credit risk for the gross amounts billed to customers and must remit a certain amount or percentage of these fees to government agencies regardless of whether the Company ultimately collects the fees.  While credit risk is an indicator of gross revenue reporting and requires the Company to report its accounts payable and accounts receivable on a gross basis in its balance sheet, the Company believes it is a weaker indicator as compared to the stronger primary obligor and fixed fee indicators that support net revenue reporting.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has further questions or comments after reviewing the Company’s response to your letter, please do not hesitate to contact me directly at (913) 754-7007.

Very truly yours,

NIC INC.

/s/Stephen M. Kovzan
Stephen M. Kovzan
Vice President, Financial Operations and Chief Accounting Officer

CC:                             Jeffery S. Fraser - Chief Executive Officer, NIC Inc.
Eric J. Bur — Chief Financial Officer, NIC Inc.
William F. Bradley, Jr. — Chief Operating Officer and General Counsel, NIC Inc.
James L. Gegg, PricewaterhouseCoopers LLP
James S. Swenson - Stinson Morrison Hecker LLP